Exhibit 99.2

Financial Report for the Three Months Ended March 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2015 and 2014. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on March 26, 2015. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also the discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Company’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects, and changes and trends in the Company’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Company’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

•	Liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	changing economic conditions and the differing pace of economic recovery in different regions of the world;
•	our future financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;
•	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses;
•	fluctuations in currencies and interest rates;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	requirements imposed by classification societies;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Company does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Overview

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet consists of 22 LNG carriers, including 14 ships in operation, six LNG carriers on order at Samsung Heavy Industries Co., Ltd. (“Samsung”) and two LNG carriers on order at Hyundai Heavy Industries Co., Ltd. (“Hyundai”). GasLog is also the general and controlling partner in GasLog Partners LP (“GasLog Partners” or the “Partnership”), a publicly traded master limited partnership, which owns five LNG carriers. We currently manage and operate 22 LNG carriers including 13 of our wholly owned ships in operation (one is managed by a subsidiary of Royal Dutch Shell plc (“Shell”)), the five ships contributed or sold to the Partnership, three ships owned by Methane Services Limited (“MSL”), a subsidiary of BG Group plc (“BG Group”) and one additional LNG carrier in which we have a 25% interest. We are also supervising the construction of our newbuildings. We have secured multi-year and seasonal time charter contracts for eleven of the operating ships, the five ships owned by the Partnership and seven of our 8 newbuildings on order, while three of our ships are operating in the spot/short-term market. From March 31, 2015, these contracts are expected to provide total contracted revenue of approximately $4 billion during their initial terms, which expire between 2015 and 2029, after giving effect to the agreement with BG Group signed on April 21, 2015 and described below. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking, (b) all LNG carriers on order are delivered on schedule, and (c) no exercise of any option to extend the term of charters.

In addition to our committed order book, we also secured additional fixed priced options from Samsung on up to six further 174,000 cbm newbuildings with delivery dates in 2018 and 2019 that expire in May 2015.We also have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of BG Group. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle.

We generate revenues by chartering our ships to customers on multi-year charters, seasonal time charters and spot/short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly owned subsidiary GasLog LNG Services Ltd.

Recent Developments

Dividend Declaration

On May 5, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on May 21, 2015 to shareholders of record as of May 18, 2015. The declaration and payment of dividends is at all times subject to the discretion of the board and will depend on, among other things, our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as the board may deem relevant.

Issuance of 4.60 million Series A Cumulative Redeemable Perpetual Preference Shares (the “Series A Preference Shares”)

On April 7, 2015, GasLog completed a public offering of 4.60 million shares of 8.75% Series A Preference Shares, par value $0.01 per share, liquidation preference $25.00 per share which priced at $25.00 per share, including 600,000 shares issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Shares. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $110.70 million. The Series A Preference Shares are listed on the New York Stock Exchange under the symbol “GLOG PR A”.

Agreement with BG Group

On April 21, 2015, GasLog and GasLog Partners announced the agreement to charter to MSL three newbuildings and an option for MSL to elect, within 2015 to charter an additional six newbuildings. The details of that transaction are set out in the Press Release dated April 21, 2015, which was attached as an exhibit to our report on Form 6-K/A furnished to the SEC on April 24, 2015. Additionally, on April 20, 2015, the lenders to the GasLog Partners’ facility agreement unanimously approved, subject only to final documentation, such changes to the facility agreement as are required to reflect the referenced changes to these charters.

Delivery of GasLog Salem

On April 30, 2015, GasLog took delivery of the GasLog Salem, an LNG carrier of 155,000 cubic meters capacity with tri-fuel diesel electric propulsion (“TFDE”) constructed by Samsung.

Acquisition and Financing of two LNG carriers

On March 31, 2015, GasLog completed the acquisition of two 170,000 cbm TFDE LNG carriers from BG Group for an aggregate cost of $460.0 million and chartered those vessels back to MSL for initial terms of 9 and 11 years. MSL has unilateral options to extend the term of the time charters for both ships for a period of either three or five years. The vessels acquired are the 2010-built Methane Becki Anne and Methane Julia Louise. GasLog supervised the construction of both vessels for BG Group and has provided technical management for the vessels since delivery.

On March 25, 2015, in connection with the aforementioned acquisition, GasLog, through its vessel-owning subsidiaries GAS-twenty six Ltd. and GAS-twenty seven Ltd., entered into a senior secured term loan facility of up to $325 million with ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch, and a subordinated term loan facility of up to $135.0 million with ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch.

GasLog Partners and GasLog have agreed that GasLog Partners will have the option, exercisable at any time within 36 months after March 31, 2015, to purchase the aforementioned vessels at their fair market value, as determined under the omnibus agreement under the same terms that apply to the 10 other vessels over which GasLog Partners hold options granted by GasLog. This agreement supersedes the provision under the omnibus agreement that would otherwise have required GasLog to offer to GasLog Partners, within 30 days of the completion of the vessels acquisition, an opportunity to purchase such vessels at the acquisition price paid plus certain administrative costs, and would have allowed GasLog Partners 30 days to respond to such offer.

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Fleet Update

The following table presents information about our wholly owned fleet and their associated time charters as of May 6, 2015:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer(1)	Propulsion	Expiration(2)	Period(3)
1	GasLog Savannah	2010	155,000	BG Group	TFDE	September 2015	2018-2023
2	GasLog Singapore	2010	155,000	BG Group	TFDE	September 2016	2019-2024
3	GasLog Skagen	2013	155,000	BG Group	TFDE	April 2021(4)	2026-2031
4	GasLog Chelsea	2010	153,600	Spot Market	TFDE	N/A	N/A
5	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030
6	Solaris	2014	155,000	Shell	TFDE	June 2021	2026-2031
7	GasLog Saratoga	2014	155,000	Spot Market	TFDE	N/A	N/A
8	Methane Lydon Volney	2006	145,000	BG Group	Steam	October 2020	2023-2025
9	Methane Shirley Elisabeth	2007	145,000	BG Group	Steam	June 2020	2023-2025
10	Methane Alison Victoria	2007	145,000	BG Group	Steam	December 2019	2022-2024
11	Methane Heather Sally	2007	145,000	BG Group	Steam	December 2020	2023-2025
12	Methane Becki Anne	2010	170,000	BG Group	TFDE	March 2024	2027-2029
13	Methane Julia Louise	2010	170,000	BG Group	TFDE	March 2026	2029-2031
14	GasLog Salem	2015	155,000	Spot Market	TFDE	N/A	N/A

The Partnership’s fleet consists of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer(1)	Propulsion	Expiration(2)	Period(3)
1	GasLog Shanghai	2013	155,000	BG Group	TFDE	May 2018(5)	2021-2026
2	GasLog Santiago	2013	155,000	BG Group	TFDE	July 2018(5)	2021-2026
3	GasLog Sydney	2013	155,000	BG Group	TFDE	September 2018(5)	2021-2026
4	Methane Rita Andrea	2006	145,000	BG Group	Steam	April 2020	2023-2025
5	Methane Jane Elizabeth	2006	145,000	BG Group	Steam	October 2019	2022-2024

(1)	Vessels are chartered to a subsidiary of BG Group or a subsidiary of Shell, as applicable.
(2)	Indicates the expiration of the initial term.
(3)	The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Savannah and the GasLog Singapore has unilateral options to extend the term of the time charters for periods ranging from 30 months to 90 months. The charterer of the GasLog Skagen has unilateral options to extend the term of the charter for up to ten years, on a seasonal charter basis. The charterer of the GasLog Seattle and the Solaris has unilateral options to extend the term of the time charters for periods ranging from 5 to 10 years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the Methane Lydon Volney has a unilateral option to extend the term for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. The charterer of the GasLog Shanghai, GasLog Santiago and GasLog Sydney may be extended for up to two extension periods of three or four years at the charterer’s option, and each charter requires that the charterer provide us with 90 days’ notice before the charter expiration of its exercise of any extension option. The charterer of the Methane Rita Andrea and the Methane Jane Elizabeth may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The charterer of the Methane Becki Anne and the Methane Julia Louise has a unilateral option to extend the term of the time charters for a period of either three or five years at its election.
(4)	Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.
(5)	Charter expiration was amended based on the agreement signed with BG Group on April 21, 2015. With respect to the GasLog Sydney, whose charter was shortened by 8 months under such agreement, if MSL does not exercise the charter extension options referenced above, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening. If MSL exercises the options to charter six additional vessels, the three charters of the GasLog Shanghai, GasLog Santiago and GasLog Sydney would be further adjusted by a potential shortening of a maximum 31 months in total. If MSL does not exercise the charter extension options referenced above for these three vessels, and GasLog Partners does not enter into a third-party charter for the GasLog Shanghai, GasLog Santiago or GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat arrangement. However, if they are unable to agree on such bareboat arrangement, GasLog will enter into a time charter with GasLog Partners on equivalent terms to the existing MSL time charters for any period of charter shortening.

GasLog Partners has options and other acquisition rights under which it may acquire additional LNG carriers from us. This includes options to purchase up to 12 LNG carriers from us within 36 months after each such vessel’s acceptance by its charterer (or, in the case of certain vessels, 36 months after the closing of the GasLog Partners initial public offering), in each case at fair market value as determined pursuant to the omnibus agreement.

GasLog Partners also has a right of first offer from us to purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the “Five Year Vessels”) either at their acquisition cost plus certain break up costs (in the case of a newly acquired Five Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five Year Vessel). The three newbuildings to be chartered under the agreement signed with BG Group on April 21, 2015, as well as the additional six newbuildings which may be chartered at BG Group’s election, will each qualify as a Five Year Vessel upon commencement of its charter, and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five Year Vessel.

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Results of Operations

Three-month period ended March 31, 2014 compared to the three-month period ended March 31, 2015

	For the three months ended
Amounts are in thousands of U.S. Dollars	March 31, 2014	March 31, 2015
Revenues	57,071	97,326
Vessel operating and supervision costs	(16,945)	(24,623)
Depreciation of fixed assets	(11,190)	(22,695)
General and administrative expenses	(6,263)	(11,159)
Profit from operations	22,673	38,849
Financial costs	(11,688)	(18,528)
Financial income	82	63
Loss on swaps	(5,115)	(6,979)
Share of profit of associate	397	447
Total other expenses, net	(16,324)	(24,997)
Profit for the period	6,349	13,852
Non-controlling interest	—	(9,510)
Profit attributable to owners of the Group	6,349	4,342

During the three-month period ended March 31, 2015, we had an average of 16.0 ships operating in our owned fleet (including ships owned by the Partnership), having 1,354 operating days, an average of 21.0 ships operating under our technical management (including our 15.0 owned ships) and an average of 4.3 owned ships under construction supervision. During the three-month period ended March 31, 2014, we had an average of 8.0 ships operating in our owned fleet, having 688 operating days, an average of 20.0 ships operating under our technical management (including our 8.0 owned ships) and an average of 4.0 owned ships under construction supervision.

Revenues:

Revenues increased by 70.54%, or $40.26 million, from $57.07 million during the three-month period ended March 31, 2014 to $97.33 million during the three-month period ended March 31, 2015. The increase is mainly attributable to an increase in revenues by $44.88 million due to the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria from BG Group in April 2014 and June 2014 and the deliveries of the Solaris and the GasLog Saratoga on June 30, 2014 and December 16, 2014, respectively and a net increase of $0.58 million from all other vessels. These deliveries resulted in an increase in operating days. The increase in revenues was partially offset by $3.73 million caused mainly by the off-hire days due to the drydockings of two of our vessels, started and completed during the first quarter of 2015. There was also a decrease of $1.47 million in revenues from technical management services mainly due to the decrease in the number of the managed vessels owned by third parties.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 45.25%, or $7.67 million, from $16.95 million during the three-month period ended March 31, 2014 to $24.62 million during the three-month period ended March 31, 2015. The increase is primarily attributable to the Solaris and the GasLog Saratoga delivered on June 30, 2014 and December 16, 2014, respectively, and to the six vessels acquired from BG Group in 2014.

Depreciation:

Depreciation increased by 102.86%, or $11.51 million, from $11.19 million during the three-month period ended March 31, 2014 to $22.70 million during the three-month period ended March 31, 2015. The increase in depreciation resulted from the depreciation of the vessels acquired in 2014 and 2015 as discussed above.

General and Administrative Expenses:

General and administrative expenses increased by 78.27%, or $4.90 million, from $6.26 million during the three-month period ended March 31, 2014 to $11.16 million during the three-month period ended March 31, 2015. The increase is mainly attributable to a $1.44 million increase in legal fees and other professional services including external assistance for Sarbanes-Oxley Act compliance and the Partnership’s listing requirements, an increase in personnel related expenses of $0.65 million related to the growth of the Group, an increase in equity-settled compensation expense of $0.32 million, an increase in travel and accommodation expenses of $0.11 million related to the Group’s expansion in London and New York, an increase of $0.21 million in rent and utilities related to the new offices in London and New York, an increase in directors and officers’ insurance of $0.20 million mostly related to the additional cost derived from the Partnership’s requirements, an increase in board of directors’ fees of $0.25 million, an increase of $1.39 million in net foreign exchange losses and an increase in various other expenses of $0.33 million.

Financial Costs:

Financial costs increased by 58.51%, or $6.84 million, from $11.69 million during the three-month period ended March 31, 2014 to $18.53 million during the three-month period ended March 31, 2015. The increase is attributable to an increase of $6.69 million in interest expense on loans, bond and cash flow hedges. During the three-month period ended March 31, 2015, we had an average of $1,994.19 million of outstanding indebtedness including our bond agreement, having an aggregate weighted average interest rate of 3.28%, and during the three-month period ended March 31, 2014, we had an average of $1,135.09 million of outstanding indebtedness with a weighted average interest rate of 3.40%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bond and cross-currency swaps (“CCS”).

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Loss on Swaps:

Loss on swaps increased by 36.33%, or $1.86 million, from $5.12 million loss during the three-month period ended March 31, 2014 to $6.98 million loss during the three-month period ended March 31, 2015. The increase in loss is mainly attributable to an increase of $1.74 million in loss from mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss, which reflected a loss of $4.51 million for the three-month period ended March 31, 2015 as compared to a loss of $2.77 million for the three-month period ended March 31, 2014, an increase of $0.26 million in realized loss from interest rate swaps held for trading, partially offset by a decrease of $0.13 million in loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps for which hedge accounting was discontinued. In 2015, the loss derived from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower than the agreed fixed interest rates resulting in an increase in derivative liabilities from interest rate swaps held for trading.

Profit for the Period:

Profit increased by 118.11%, or $7.50 million, from $6.35 million profit for the three-month period ended March 31, 2014 to $13.85 million for the three-month period ended March 31, 2015, as a result of the aforementioned factors.

Customers

For the three-month period ended March 31, 2015, we received 76.1% of our revenues from MSL, a subsidiary of BG Group, 0.2% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest, 12.9% of our revenues from Shell and 10.8% of our revenues from various charterers in the spot/short-term market. For the three-month period ended March 31, 2014, we received 76.1% of our revenues from BG, 0.3% of our revenues from Egypt LNG, 13.6% of our revenues from Royal Dutch Shell plc, 9.5% of our revenues from various charterers in the spot market and 0.5% from another customer.

Seasonality

Since our owned ships are mainly employed under multi-year, fixed-rate charter arrangements, seasonal trends do not materially impact the revenues earned by our vessels during the year. In the future, seasonality may impact the revenues of our ships operating under spot/short-term or seasonal charter arrangements. Seasonality also does not have a significant impact on revenues earned by our management services, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

Additionally, our business is not subject to seasonal borrowing requirements.

Liquidity and Capital Resources

Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuildings, purchase secondhand vessels, service our existing debt and pay dividends. In monitoring our working capital needs, we project our charter hire income and ships’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.

We anticipate that our primary sources of funds will be available cash, cash from operations, borrowings under existing and new debt agreements and additional common or other forms of equity. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

Our funding and treasury activities are intended to balance investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars. In June 2013 and April 2014, we entered into six CCSs to exchange interest payments and principal on maturity on the same terms as the NOK denominated bonds and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the bond. Refer to Note 10 of our unaudited condensed consolidated financial statements for details on our swap arrangements.

As of March 31, 2015, GasLog had $171.6 million of cash and cash equivalents, of which $83.3 million was held in time deposits and the remaining balance in current accounts. Moreover, as of March 31, 2015, GasLog had $20.1 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments. As of March 31, 2015, GasLog had $24.6 million in restricted cash in relation to cash held in blocked accounts in order to comply with the covenants under two of its credit facilities.

As of March 31, 2015, GasLog had an aggregate of $2.2 billion of indebtedness outstanding under 11 credit agreements, of which $121.8 million is repayable within one year, including $42.2 million under the revolving credit facility. As of March 31, 2015, GasLog had $124.3 million outstanding under the NOK bond agreement that is payable in June 2018.

As of March 31, 2015, there was an undrawn amount of $7.8 million from the revolving facility of GAS-two Ltd. which was available to be drawn under certain conditions. In addition, there was a loan facility with an aggregate undrawn amount of $146.0 million available that was used to finance a portion of the contract price of GasLog Salem upon its delivery.

As of March 31, 2015, GasLog’s commitments for capital expenditures were related to the eight LNG carriers on order and the GasLog Salem, which had a gross aggregate contract price of approximately $1.8 billion. As of March 31, 2015, the total remaining balance of the contract prices of the eight newbuildings and the GasLog Salem was $1.6 billion, which will be funded with cash balances, cash from operations, proceeds from the issuance of the Series A Preference Shares, existing undrawn debt and other financings we may enter into.

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GasLog has hedged 44% of its expected floating interest rate exposure at a weighted average interest rate of approximately 4.6% (including margin) as of March 31, 2015.

Our credit facilities are described in Note 12 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on March 26, 2015 and Note 4 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Working Capital Position

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, to make the scheduled payments as per the shipbuilding contracts and to make the required principal and interest payments on our indebtedness during the next 12 months.

As of March 31, 2015, our current assets totaled $239.97 million while current liabilities totaled $208.70 million, resulting in a positive working capital position of $31.27 million.

Cash Flows

Three-month period ended March 31, 2014 compared to the three-month period ended March 31, 2015

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the three months ended
Amounts are in thousands of U.S. Dollars	March 31, 2014	March 31, 2015
Net cash provided by operating activities	16,048	37,258
Net cash used in investing activities	(7,254)	(491,473)
Net cash provided by financing activities	172,368	414,931

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $21.21 million, from $16.05 million during the three-month period ended March 31, 2014 to $37.26 million in the three-month period ended March 31, 2015. The increase was due to an increase of $39.85 million in revenue collections, a decrease in cash from ship management creditors amounting to $6.80 million, partially offset by an increase of $6.47 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $3.60 million in cash paid for interest, an increase of $0.26 million in realized losses on interest rate swaps held for trading and an increase of $15.11 million in payments for cash collaterals.

 Net Cash Used in Investing Activities

Net cash used in investing activities increased by $484.22 million, from $7.25 million in the three-month period ended March 31, 2014 to $491.47 million in the three-month period ended March 31, 2015. The increase is mainly attributable to a $489.74 million increase in payments for the construction costs of newbuildings and the acquisition of second-hand vessels and a $0.36 million increase in the acquisition of other tangible assets, partially offset by the net increase in short-term investments of $5.66 million and a $0.25 million increase in dividends received from Egypt LNG Services Ltd.

Net Cash Provided by Financing Activities

Net cash provided by financing activities increased by $242.56 million, from $172.37 million in the three-month period ended March 31, 2014 to $414.93 million in the three-month period ended March 31, 2015. The increase is mainly attributable to an increase of $457.32 million in proceeds from our borrowings, partially offset by a decrease of $199.54 million resulting from the net proceeds from the public offerings and private placement, an increase of $8.29 million in dividend payments, an increase of $3.60 million in bank loan repayments, an increase of $1.81 million in restricted cash and an increase of $1.52 million in payments of loan issuance costs.

Contracted Charter Revenues

The following table summarizes GasLog’s (including the vessels contributed to GasLog Partners) contracted charter revenues and vessel utilization as of May 6, 2015 after giving effect to the agreement with BG Group dated April 21, 2015.

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Contracted Charter Revenues and Days from Time Charters

	Contracted Charter Revenues and Days from Time Charters
	On and after April 1,	For the years
	2015	2016	2017	2018	2019	2020-2029	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)(5)	$305.25	$443.78	$483.83	$455.58	$457.71	$1,829.92	$3,976.07
Total contracted days(1)	4,217	5,955	6,417	6,015	5,977	22,248	50,829
Total available days(6)	5,020	7,511	8,766	9,705	9,765	97,011	137,778
Total unfixed days(7)	803	1,556	2,349	3,690	3,788	74,763	86,949
Percentage of total contracted days/total available days(1)	84.00%	79.28%	73.20%	61.98%	61.21%	22.93%	36.89%

(1)	Reflects time charter revenues and contracted days for the nine LNG carriers delivered to us in 2010, 2013 and 2014, the eight LNG carriers acquired from BG Group in April 2014, June 2014 and March 2015, the second-hand vessel acquired in 2013 and the seven LNG carriers on order for which we have secured time charters. Calculations assume (i) that all the LNG carriers on order are delivered on schedule and (ii) 30 off-hire days when the ship undergoes scheduled drydocking. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25% minority interest.
(2)	Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.
(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.
(4)	For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for these charters include an estimate of the amount of the operating cost component and the management fee component.
(5)	Revenue calculations assume no exercise of any option to extend the terms of charters.
(6)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.
(7)	Represents available days for the one newbuilding and the GasLog Salem (which do not have secured time charters), plus available days for other ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters).

The table provides additional information about our contracted charter revenues based on contracts in effect as of March 31, 2015 after giving effect to the agreement with BG Group dated April 21, 2015 for (a) the eleven ships in our wholly owned fleet and the five ships in the GasLog Partners’ fleet for which we have secured time charters, (b) seven of our newbuildings on order and (c) the short-term charter party agreements of the GasLog Chelsea and the GasLog Saratoga. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for the GasLog Salem and one LNG carrier on order for which we have not yet secured time charter contracts, revenues from the GasLog Chelsea and the GasLog Saratoga after the estimated completion of its short-term charter party agreements, any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into time charter contracts for the remaining newbuilding on order and the GasLog Salem which have no time charters in place, the GasLog Chelsea, the GasLog Saratoga and any additional ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 26, 2015. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on March 26, 2015 and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

7

GASLOG LTD.

F-1

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2014 and March 31, 2015

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2014	March 31, 2015
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associate		6,603	6,375
Deferred financing costs		6,120	5,802
Other non-current assets		5,785	20,688
Derivative financial instruments	10	1,174	—
Tangible fixed assets	3	2,809,517	3,253,235
Vessels under construction	3	142,776	174,946
Total non-current assets		2,981,486	3,470,557
Current assets
Trade and other receivables		14,317	13,846
Dividends receivable and due from related parties	5	1,869	1,472
Inventories		4,953	4,046
Prepayments and other current assets		4,443	4,261
Short-term investments		28,103	20,102
Restricted cash		22,826	24,633
Cash and cash equivalents		211,974	171,613
Total current assets		288,485	239,973
Total assets		3,269,971	3,710,530
Equity and liabilities
Equity
Share capital	8	810	810
Contributed surplus	8	923,470	923,470
Reserves		(12,002)	(16,290)
Treasury shares	8	(12,576)	(12,491)
Retained earnings		29,689	22,761
Equity attributable to owners of the Group		929,391	918,260
Non-controlling interest		323,646	327,002
Total equity		1,253,037	1,245,262
Current liabilities
Trade accounts payable		9,668	9,851
Ship management creditors	5	1,285	437
Amounts due to related parties	5	181	101
Derivative financial instruments	10	16,149	16,797
Other payables and accruals	7	57,647	65,067
Borrowings—current portion	4	116,431	116,451
Total current liabilities		201,361	208,704
Non-current liabilities
Derivative financial instruments	10	35,751	53,877
Borrowings—non-current portion	4	1,778,845	2,201,707
Other non-current liabilities		977	980
Total non-current liabilities		1,815,573	2,256,564
Total equity and liabilities		3,269,971	3,710,530

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2014 and March 31, 2015

(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended
	Note	March 31, 2014	March 31, 2015
Revenues		57,071	97,326
Vessel operating and supervision costs		(16,945)	(24,623)
Depreciation of fixed assets	3	(11,190)	(22,695)
General and administrative expenses	6	(6,263)	(11,159)
Profit from operations		22,673	38,849
Financial costs	11	(11,688)	(18,528)
Financial income		82	63
Loss on swaps	11	(5,115)	(6,979)
Share of profit of associate		397	447
Total other expenses, net		(16,324)	(24,997)
Profit for the period		6,349	13,852
Attributable to:
Owners of the Group		6,349	4,342
Non-controlling interest		—	9,510
		6,349	13,852
Earnings per share – basic and diluted	14	0.09	0.05

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income

For the three months ended March 31, 2014 and March 31, 2015

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2014	March 31, 2015
Profit for the period		6,349	13,852
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	10	305	(4,985)
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	10	413	284
Other comprehensive income/(loss) for the period		718	(4,701)
Total comprehensive income for the period		7,067	9,151
Attributable to:
Owners of the Group		7,067	(359)
Non-controlling interest		—	9,510
		7,067	9,151

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the three months ended March 31, 2014 and March 31, 2015

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	Share Capital (Note 8)	Contributed Surplus (Note 8)	Equity- settled employee benefits reserve	Other reserves	Treasury shares (Note 8)	Retained earnings	Attributable to owners of the Group	Non - controlling interest	Total
Balance at January 1, 2014	629	614,964	11,232	(14,660)	—	27,368	639,533	—	639,533
Net proceeds from public offering and private placement	132	198,946	—	—	—	—	199,078	—	199,078
Dividend declared ($0.12 per share)	—	—	—	—	—	(9,133)	(9,133)	—	(9,133)
Expense recognized in respect of equity-settled employee benefits	—	—	180	—	—	—	180	—	180
Profit for the period	—	—	—	—	—	6,349	6,349	—	6,349
Other comprehensive income for the period	—	—	—	718	—	—	718	—	718
Total comprehensive income for the period	—	—	—	718	—	6,349	7,067	—	7,067
Balance at March 31, 2014	761	813,910	11,412	(13,942)	—	24,584	836,725	—	836,725

Balance at January 1, 2015	810	923,470	12,716	(24,718)	(12,576)	29,689	929,391	323,646	1,253,037
Dividend declared (Note 8)	—	—	—	—	—	(11,270)	(11,270)	(6,154)	(17,424)
Expense recognized in respect of equity-settled employee benefits	—	—	498	—	—	—	498	—	498
Settlement of share based payments	—	—	(85)	—	85	—	—	—	—
Profit for the period	—	—	—	—	—	4,342	4,342	9,510	13,852
Other comprehensive loss for the period	—	—	—	(4,701)	—	—	(4,701)	—	(4,701)
Total comprehensive (loss)/income for the period	—	—	—	(4,701)	—	4,342	(359)	9,510	9,151
Balance at March 31, 2015	810	923,470	13,129	(29,419)	(12,491)	22,761	918,260	327,002	1,245,262

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2014 and March 31, 2015

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2014	March 31, 2015
Cash flows from operating activities:
Profit for the period		6,349	13,852
Adjustments for:
Depreciation of fixed assets		11,190	22,695
Share of profit of associate		(397)	(447)
Financial income		(82)	(63)
Financial costs		11,688	18,528
Unrealized loss on swaps and ineffective portion of cash flow hedges		2,767	4,498
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges		413	284
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments		125	1,068
Expense recognized in respect of equity-settled share based payments		180	498
		32,233	60,913
Movements in working capital		(4,939)	(8,805)
Cash provided by operations		27,294	52,108
Interest paid		(11,246)	(14,850)
Net cash provided by operating activities		16,048	37,258
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(10,433)	(500,537)
Dividends received from associate		750	1,000
Purchase of short-term investments		(2,150)	(18,592)
Maturity of short-term investments		4,500	26,603
Financial income received		79	53
Net cash used in investing activities		(7,254)	(491,473)
Cash flows from financing activities:
Proceeds from bank loans		2,681	460,000
Bank loan repayments		(17,982)	(21,580)
Payment of loan issuance costs		(2,649)	(4,171)
Net proceeds from public offering and private placement (net of underwriting discounts and commissions)		199,965	—
Payment of equity raising costs		(514)	(87)
Increase in restricted cash		—	(1,807)
Dividends paid		(9,133)	(17,424)
Net cash provided by financing activities		172,368	414,931
Effects of exchange rate changes on cash and cash equivalents		(125)	(1,077)
Increase/(decrease) in cash and cash equivalents		181,037	(40,361)
Cash and cash equivalents, beginning of the period		103,798	211,974
Cash and cash equivalents, end of the period		284,835	171,613

Non-cash investing and financing activities	12
Capital expenditures included in liabilities at the end of the period		565	6,045
Equity raising costs included in liabilities at the end of the period		372	41
Loan issuance costs included in liabilities at the end of the period		729	3,432

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2014 and March 31, 2015

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, New York and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd., which controls Blenheim Holdings Ltd. As of March 31, 2015, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 39.7% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

As of March 31, 2015, GasLog holds a 42.5% interest in GasLog Partners LP (“GasLog Partners” or the “Partnership”) and, as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below were 100% held (either directly or indirectly) by GasLog. The Group structure as of March 31, 2015 was as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd.	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service Company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service Company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2072	Q1 2016(1)
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2073	Q2 2016(1)
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2102	Q3 2016(1)
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2103	Q4 2016(1)
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2130	Q3 2017(1)
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q4 2017(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2800	Q3 2017(1)
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2801	Q4 2017(1)
GAS-twenty six Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Julia Louise	March 2015
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
GasLog LNG Employee Incentive Scheme Ltd.	Bermuda	June 2008	Dormant	—	—	—
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
42.5% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
25% interest associates:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007

(1)	For newbuildings, expected delivery dates are presented.
F-7

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2014. On May 5, 2015 GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2014.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

No standards and amendments relevant to the Group that were adopted in the current period had any material impact on the Group’s financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. In July 2014, the complete version of IFRS 9 was issued. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

In September 2014, the IASB published Sale or Contribution of Assets between an Investor and its Associate or Joint Venture as amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investment in Associate and Joint Ventures. The amendments address a conflict between the requirements of IFRS 10 and IAS 28 and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. They are effective for annual periods beginning on or after January 1, 2016,

F-8

with earlier application being permitted. Management is currently evaluating the impact of this standard.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Tangible Fixed Assets and Vessels under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction
Cost
At January 1, 2015	2,937,114	5,199	2,942,313	142,776
Additions	465,250	1,163	466,413	32,170
At March 31, 2015	3,402,364	6,362	3,408,726	174,946

Accumulated depreciation
At January 1, 2015	130,597	2,199	132,796	—
Depreciation expense	22,560	135	22,695	—
At March 31, 2015	153,157	2,334	155,491	—

Net book value
At December 31, 2014	2,806,517	3,000	2,809,517	142,776
At March 31, 2015	3,249,207	4,028	3,253,235	174,946

Vessels with an aggregate carrying amount of $3,249,207 as of March 31, 2015 (December 31, 2014: $2,806,517) have been pledged as collateral under the terms of the Group’s loan agreements.

On March 31, 2015, GasLog acquired two 170,000 cbm tri-fuel diesel electric LNG carriers from a subsidiary of BG Group plc (“BG Group”) for an aggregate cost of $460,000 and chartered those vessels back to Methane Services Limited (“MSL”) for periods of 9 and 11 years respectively, with further options by the charterer to extend the term of the time charter for each vessel by either three or five years. The vessels acquired are the 2010-built Methane Becki Anne and Methane Julia Louise. GasLog supervised their construction and has technically managed both ships since their delivery to BG Group in 2010. They have tri-fuel diesel electric propulsion and on-board reliquefaction plants, which enable reduced consumption of natural gas at lower speeds.

The acquisition of the aforementioned vessels was treated as an asset acquisition based on the absence of processes attached to the inputs. In addition, management considered the charter party agreements entered into and has concluded that the contracted daily charter rate approximates the fair value on the transaction completion dates, taking into account management’s understanding of the market. Consequently, all of the purchase price was allocated to vessel cost.

Vessels under construction

In 2011, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of three LNG carriers (155,000 cubic meters each) that are scheduled to be delivered on various dates in 2014 and 2015. The first vessel, the Solaris was delivered on June 30, 2014 and the second vessel, the GasLog Saratoga was delivered on December 16, 2014. The last vessel, the GasLog Salem was delivered on April 30, 2015.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of March 31, 2015, the Group has paid to the shipyard $170,698 for the vessels that are under construction and expects to pay the remaining installments as they come due based on the shipbuilding contracts (Note 9).

The vessels under construction costs as of December 31, 2014 and March 31, 2015 are comprised of:

	December 31, 2014	March 31, 2015
Progress shipyard installment payments	140,824	170,698
Onsite supervision costs	1,796	2,744
Shipyard commission	(197)	(197)
Spare parts, equipment and other vessel delivery expenses	353	1,701
Total	142,776	174,946
F-9

4. Borrowings

	December 31, 2014	March 31, 2015
Amounts due within one year	121,824	121,824
Less: unamortized deferred loan issuance costs	(5,393)	(5,373)
Borrowings – current portion	116,431	116,451
Amounts due after one year	1,804,658	2,232,612
Plus: unamortized premium	3,504	3,280
Less: unamortized deferred loan issuance costs	(29,317)	(34,185)
Borrowings – non-current portion	1,778,845	2,201,707
Total	1,895,276	2,318,158

Bank Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2014 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2014. Refer to Note 12 “Borrowings”. During the three months ended March 31, 2015, repayments related to the loan facilities of $21,580 (three months ended March 31, 2014: $17,982) were made in accordance with repayment terms and the following new agreements were concluded:

•	On March 25, 2015, GAS-twenty six Ltd. and GAS-twenty seven Ltd., entered into a senior secured term loan facility of up to $325,000 with ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch, and a subordinated term loan facility of up to $135,000 with ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch for the purpose of financing the acquisition of the Methane Becki Anne and the Methane Julia Louise (Note 3). The senior secured term loan facility will be repaid in one bullet installment on the final maturity date (March 2017) and the subordinated term loan facility will be repaid in four consecutive quarterly installments of $16,875, beginning 15 months after the signing date, with a balloon payment equal to $67,500 payable on the final maturity date (March 2017). The availability amounts were fully drawn on March 31, 2015. Both facilities bear interest at LIBOR plus a margin. The obligations under the senior secured term loan facility and the bridge facility are secured by a first and second priority mortgage respectively, over each of the relevant vessels and are guaranteed by GasLog and GasLog Carriers Ltd.

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan issuance costs.

Senior Unsecured Notes

The main terms of the Group’s senior unsecured bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2014. Refer to Note 12 “Borrowings”. The carrying amount of the bonds, net of unamortized financing costs and unamortized premium, as of March 31, 2015 was $122,336 while its fair value was $125,698 based on a USD/ NOK exchange rate of 0.1243 as of March 31, 2015.

The Group was in compliance with the bond covenants as of March 31, 2015.

5. Related Party Transactions

The Group had the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Dividends receivable and due from related parties

	December 31, 2014	March 31, 2015
Dividends receivable from associate	1,000	675
Commission for newbuildings	789	789
Other receivables	80	8
Total	1,869	1,472

Current Liabilities

	December 31, 2014	March 31, 2015
Ship management creditors	97	226
Amounts due to related parties	181	101

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $101 as of March 31, 2015 (December 31, 2014: $181) represent expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

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6. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	Three months ended
	March 31, 2014	March 31, 2015
Employee costs	3,657	4,306
Board of directors’ fees	390	643
Recognition of share-based payments	180	498
Rent and utilities	349	555
Travel and accommodation	397	508
Legal and professional fees	796	2,239
Foreign exchange differences, net	89	1,480
Managers’ liability insurance	113	317
Other expenses	292	613
Total	6,263	11,159

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2014	March 31, 2015
Social contributions	1,297	1,769
Unearned revenue	24,180	25,709
Accrued legal and professional fees	1,511	1,806
Accrued board of directors’ fees	585	643
Accrued employee costs	4,141	2,952
Accrued off-hire	10,913	9,026
Accrued crew costs	3,030	2,719
Accrued purchases	4,523	6,797
Accrued financing cost	476	3,229
Accrued interest	6,087	7,779
Other accruals	904	2,638
Total	57,647	65,067

8. Share Capital

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

As of March 31, 2015, the share capital consisted of 80,496,499 issued and outstanding common shares, par value $0.01 per share and 496,627 treasury shares. The movements in the number of shares, the share capital, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of common shares	Number of treasury shares	Total	Share capital	Contributed surplus	Treasury shares
Outstanding as of January 1, 2015	80,493,126	500,000	80,993,126	810	923,470	(12,576)
Shares issued for stock options exercise	3,373	(3,373)	—	—	—	85
Outstanding as of March 31, 2015	80,496,499	496,627	80,993,126	810	923,470	(12,491)

The treasury shares were acquired by GasLog in 2014 in relation to the share-based payments (Note 13).

Dividend distribution

On February 26, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share which was paid on March 13, 2015 to shareholders of record as of March 10, 2015 for a total amount of $11,270.

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9. Commitments and Contingencies

(a)	At March 31, 2015 the Group had the following commitments relating to buildings under operating leases:

March 31, 2015

Not later than one year	998
Later than one year and not later than three years	1,259
Later than three years and not later than five years	669
More than five years	1,027
Total operating lease commitment	3,953

(b)	Commitments relating to the vessels under construction (Note 3) at March 31, 2015 were as follows:

March 31, 2015

Not later than one year	411,039
Later than one year and not later than three years	1,235,805
Total vessels under construction commitment	1,646,844

(c)	Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of March 31, 2015 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

March 31, 2015

Not later than one year	405,329
Later than one year and not later than three years	743,871
Later than three years and not later than five years	564,094
More than five years	404,482
Total future gross minimum charter hire	2,117,776

Future gross minimum revenues disclosed in the above table exclude the revenues of the vessels that are under construction.

Related to the acquisition of six vessels from a subsidiary of BG Group in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from BG Group with an aggregate value of $8,000 of which depot spares with value $1,860 have been purchased as of March 31, 2015 and are included in Tangible fixed assets (Note 3). The remaining spares should be acquired before the end of the initial term of the charter party agreements.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

10. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2014	March 31, 2015
Derivative assets designated and effective as hedging instruments carried at fair value
Interest rate swaps	87	—
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	1,087	—
Total	1,174	—
Derivative financial instruments, non-current assets	1,174	—
Total	1,174	—
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The fair value of the derivative liabilities is as follows:

	December 31, 2014	March 31, 2015
Derivative liabilities designated and effective as hedging instruments carried at fair value
Interest rate swaps	8,327	12,408
Cross currency swaps	35,282	46,554
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	8,291	11,712
Total	51,900	70,674
Derivative financial instruments, current liabilities	16,149	16,797
Derivative financial instruments, non-current liabilities	35,751	53,877
Total	51,900	70,674

Interest rate swap agreements

The Group enters into fixed interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2014	March 31, 2015
GAS-two Ltd.	DNB Bank ASA	Sept 2013	Feb 2014	April 2018	1.69%	31,667	30,833
GAS-two Ltd.	SEB(1)	Sept 2013	Feb 2014	April 2018	1.66%	31,667	30,833
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	July 2013	July 2018	2.04%	69,485	68,382
GAS-nine Ltd.	CBA(2)	April 2014	Dec 2014	Dec 2019	2.23%	62,500	61,631
GAS-nine Ltd.	DNB Bank ASA	April 2014	Dec 2014	Dec 2019	2.24%	62,500	61,631
GAS-ten Ltd.	SEB(1)	April 2014	Feb 2015	Feb 2020	2.25%	62,500	62,500
GAS-ten Ltd.	ING	May 2014	Feb 2015	Feb 2020	2.23%	62,500	62,500
Gas-fifteen Ltd.(3)	Citibank	July 2014	Sept 2014	Sept 2018	0.66%/ 2.89%	93,330	89,995
						476,149	468,305

(1)	Skandinavinska Enskilda Banken AB (publ)
(2)	Commonwealth Bank of Australia
(3)	The fixed interest rate is agreed at 0.66% until September 2016 and at 2.89% from September 2016 to September 2018.

For the three months ended March 31, 2015, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to a loss of $5,619 has been recognized in Other comprehensive income (for the three months ended March 31, 2014: $984). Additionally, for the three months ended March 31, 2015, a loss of $1,439 was recycled to profit or loss representing the realized loss on cash flow hedges (Note 11) (for the three months ended March 31, 2014: $1,031)

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2014	March 31, 2015
GAS-eight Ltd.	SEB	Feb 2012	Mar 2014	Mar 2021	2.26%	41,684	41,079
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	41,684	41,079
GAS-eight Ltd.	SEB	May 2012	Mar 2014	Mar 2021	2.05%	13,416	13,221
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	13,416	13,221
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	13,416	13,221
GAS-eight Ltd.	CBA	May 2012	Mar 2014	Mar 2021	2.06%	13,416	13,221
GAS-one Ltd. (1)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	68,516	67,410
GAS-one Ltd. (1)	Danish Ship Finance	June 2013	Aug 2013	May 2020	2.03%	59,385	58,427
GAS-six Ltd. (1)	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	58,831	57,897
GAS-seven Ltd (1)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	102,000	100,500
GAS-seven Ltd. (1)	Credit Suisse AG	April 2014	May 2014	May 2019	1.77%	34,000	33,500
GAS-two Ltd. (1)	CBA	Sept 2013	Feb 2014	April 2018	1.69%	31,667	30,833
						491,431	483,609
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(1) During the three-month period ended March 31, 2015, the amount of the cumulative loss from the period that these hedges were effective that was recycled to profit or loss was $284 (for the three-month period ended March 31, 2014: $413, including the effect from the interest rate swaps of GAS-three Ltd. and GAS-four Ltd. terminated in November 2014).

The derivative instruments listed above were not designated as cash flow hedging instruments as of March 31, 2015. The change in the fair value of these contracts for the three months ended March 31, 2015 amounted to a net loss of $4,509 (for the three months ended March 31, 2014 amounted to a net loss of $2,772), which was recognized against earnings in the period incurred and is included in Loss on swaps. During the three-month period ended March 31, 2015, the net loss of $4,509 derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower than the agreed fixed interest rates resulting in an increase in derivative liabilities from interest rate swaps held for trading.

Cross-currency swap agreements (“CCS”)

The Group enters into CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity in order to hedge the Group’s exposure to fluctuations deriving from its senior unsecured notes which are denominated in NOK.

The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2014	March 31, 2015
GasLog Ltd.	DNB Bank ASA	June 2013	June 2013	June 2018	7.40%	27,732	27,732
GasLog Ltd.	SEB	June 2013	June 2013	June 2018	7.41%	27,731	27,731
GasLog Ltd.	Nordea Bank Finland	June 2013	June 2013	June 2018	7.43%	27,743	27,743
GasLog Ltd.	DNB Bank ASA	April 2014	May 2014	June 2018	5.99%	27,871	27,871
GasLog Ltd.	SEB	April 2014	May 2014	June 2018	5.99%	27,871	27,871
GasLog Ltd.	Nordea Bank Finland	April 2014	May 2014	June 2018	5.99%	27,871	27,871
						166,819	166,819

For the three months ended March 31, 2015, the effective portion of changes in the fair value of CCSs amounting to a loss of $11,809 has been recognized in Other comprehensive income (for the three months ended March 31, 2014 amounted to a gain of $1,191). For the three months ended March 31, 2015, a loss of $537 was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (Note 11) (for the three months ended March 31, 2014: $76). Additionally, for the three months ended March 31, 2015, a gain of $10,467 was reclassified to profit or loss to offset the amount recognized in profit or loss for the retranslation of the bonds in U.S. dollars as of March 31, 2015 (for the three months ended March 31, 2014 a loss of $1,009).

11. Financial Costs and Loss on Swaps

An analysis of financial costs and loss on swaps is as follows:

	Three months ended
	March 31, 2014	March 31, 2015
Amortization of deferred loan issuance costs and premium	1,224	1,946
Interest expense on loans and realized loss on cash flow hedges	8,116	13,558
Interest expense on Bond and realized loss on cross-currency swaps	1,542	2,794
Other financial costs including bank commissions	806	230
Total financial costs	11,688	18,528

Realized loss on interest rate swaps held for trading	1,935	2,197
Unrealized loss on interest rate swaps held for trading (Note 10)	2,772	4,509
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges (Note 10)	413	284
Ineffective portion of cash flow hedges	(5)	(11)
Total loss on swaps	5,115	6,979

12. Non-cash Items on Statements of Cash Flows

As of March 31, 2015, there were capital expenditures of $6,045 that have not been paid during the three months ended March 31, 2015 and were included in current liabilities (December 31, 2014: $7,999). Also, as of March 31, 2014, there were capital expenditures of $565 that had not been paid during the three months ended March 31, 2014 and were included in current liabilities (December 31, 2013: $691, net receivable).

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As of March 31, 2015, there were equity raising costs of $41 that have not been paid during the three months ended March 31, 2015 and were included in current liabilities (December 31, 2014: $174). Also, as of March 31, 2014, there were equity raising costs of $372 that had not been paid during the three months ended March 31, 2014 and were included in current liabilities (December 31, 2013: nil).

As of March 31, 2015, there were loan issuance costs of $3,432 that have not been paid during the three months ended March 31, 2015 and were included in current liabilities (December 31, 2014: $903). Also, as of March 31, 2014, there were loan issuance costs of $729 that had not been paid during the three months ended March 31, 2014 and were included in current liabilities (December 31, 2013: $2,494).

13. Share-Based Payments

The terms of the 2013 Omnibus Incentive Compensation Plan (the “Plan”) and the assumptions for the valuation of Restricted Stock Units (“RSUs”) and Stock Appreciation Rights (“SARs”) have been disclosed in Note 19 “Share-Based Payments” in the annual audited consolidated financial statements for the year ended December 31, 2014.

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares which is at the sole discretion of the compensation committee of the board of directors and hence these have been treated as equity settled as the Group has no present obligation or intention to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of December 31, 2014	139,669	—	—	1.82	2,465
Vested during the period	(3,373)	—	—	—	(54)
Outstanding as of March 31, 2015	136,296	—	—	1.58	2,411
SARs
Outstanding as of December 31, 2014	590,353	18.45	—	8.78	2,437
Outstanding as of March 31, 2015	590,353	18.45	—	8.53	2,437

As of March 31, 2015, 99,836 SARs have vested but not been exercised.

The total expense recognized in respect of equity-settled employee benefits for the three months ended March 31, 2015 was $498 (for the three months ended March 31, 2014: $180).

14. Earnings per Share (“EPS”)

Basic earnings per share was calculated by dividing the net profit for the period attributable to the owners of the Group by the weighted average number of common shares issued and outstanding during the period.

Diluted earnings per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	Three months ended
	March 31, 2014	March 31, 2015
Basic earnings per share
Profit for the period attributable to owners of the Group	6,349	4,342
Weighted average number of shares outstanding, basic	72,868,580	80,495,749
Basic earnings per share	0.09	0.05
Diluted earnings per share
Profit for the period attributable to owners of the Group used in the calculation of diluted earnings per share	6,349	4,342
Weighted average number of shares outstanding, basic	72,868,580	80,495,749
Dilutive potential ordinary shares	138,797	142,643
Weighted average number of shares used in the calculation of diluted earnings per share	73,007,377	80,638,392
Diluted earnings per share	0.09	0.05

The Group excluded the dilutive effect of 285,024 SARs in calculating diluted EPS for the three months ended March 31, 2015, as they were anti-dilutive (March 31, 2014: nil).

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15. Subsequent Events

On April 7, 2015, GasLog completed a public offering of 4,600,000 shares of 8.75% Series A Preference Shares, par value $0.01 per share, liquidation preference $25.00 per share, which priced at $25.00 per share, including 600,000 shares issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Shares. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $110,698.

On April 21, 2015, GasLog and GasLog Partners announced the agreement to charter to MSL three of GasLog’s uncontracted newbuildings that are currently under construction. MSL also has an option to elect to charter an additional six newbuildings provided it makes that election within 2015. The details of that transaction are set out in the Press Release dated April 21, 2015, which was attached as an exhibit to our report on Form 6-K/A furnished to the Securities and Exchange Commission on April 24, 2015. Additionally, on April 20, 2015, the lenders to the GasLog Partners’ facility agreement unanimously approved, subject only to final documentation, such changes to the facility agreement as are required to reflect the referenced changes to these charters.

On April 30, 2015, GasLog took delivery of the GasLog Salem, an LNG carrier of 155,000 cubic meters capacity with tri-fuel diesel electric propulsion constructed by Samsung.

On May 5, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on May 21, 2015 to shareholders of record as of May 18, 2015.

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